Exhibit 99.31

LINEAR GOLD CORP

LINEAR GOLD AND EVERTON RESOURCES INTERSECT ADDITIONAL MASSIVE SULPHIDE MINERALIZATION AT TRES BOCAS, LOMA EL MATE CONCESSION, DOMINICAN REPUBLIC

October 11, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (TSX: LRR) and its partner Everton Resources Inc. (TSX-V: EVR) are pleased to announce the results of the drilling program at the Tres Bocas target, on the Loma el Mate concession in central Dominican Republic.

A 12-hole drill program totalling 1,064 metres was completed in late August at Tres Bocas to test the continuity and the extensions of the high grade gold-copper massive sulphide intercepts discovered last spring, where hole TBM-07 cut 10.58 metres at 2.96 g/t gold, 104.91 g/t Ag, 2.03% copper and 9.41% zinc. The drill holes completed cover a strike length of 550 metres along soil anomaly targets and induced polarization (I.P.) anomalies. Significant results are presented in the table below:

Drill Hole	From	To	Interval (metres)*	Gold g/t	Silver g/t	Copper %	Zinc %
TBM-15	50.9	57.1	6.2	0.1	3.2	0.1	0.3

TBM-19	46.2	47.2	1.0	0.1	10.6	0.2	2.3

TBM-23	40.8	41.4	0.6	0.7	35.4	0.9	1.6
	45.7	47.9	2.2	1.2	53.3	0.2	8.7

TBM-24	36.0	44.2	8.2	0.4	65.4	0.3	4.2
	48.8	61.0	12.2	0.2	8.4	0.1	2.7

* Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

Hole TBM-15 was collared 100 metres southeast of Hole TBM-07 and intersected a zone of semi-massive sulphide mineralization from 50.9 to 57.1 metres depth.

Hole TBM-19 was collared 40 metres north of hole TBM-07, and the hole cut semi-massive sulphides from 44.0 metres to 54.0 metres.

Hole TBM-23, collared 40 metres southwest of hole TBM-07, intercepted multiple semi-massive sulphide horizons between 40.8 metres and 50.9 metres.

Hole TBM-24 was located 25 metres east of hole TBM-07 and intersected multiple massive and semi massive sulphide horizons from 36.0 to 65.0 metres.

The mineralization consists of semi-massive to massive pyrite-chalcopyrite-sphalerite horizons hosted at the interface between altered mafic fragmental pyroclastic rocks and quartz sericite schists. This latter unit is cut by the Hatillo fault. Drilling indicates continuity of massive sulphide mineralization over a surface area of 100 metres x 100 metres which remains open laterally and down dip.

Sample analyses were completed by ALS Chemex Laboratory of Vancouver B.C. Samples were assayed for gold by 30g digestion Fire Assay – AA finish and other metals by ICP.

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website http://www.lineargoldcorp.com.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

Linear Gold Corp.

2000 Barrington St., Suite 502, Halifax, NS, Canada  B3J3K1

Telephone: (902) 422-1421  Facsimile:  (902) 491-4281    Internet: www.lineargoldcorp.com